UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

        INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER


                                OBAN MINING, INC.
        (Exact name of registrant as specified in its corporate charter)

                                    000-49664
                               Commission File No.

                  Nevada                           88-0467848
          State of Incorporation        (IRS Employer Identification No.)

                        11960 Hammersmith Way, Suite 155
                    Richmond, British Columbia V7A 5C9 Canada
                    (Address of principal executive offices)

                                 (604) 275-8994
               (Registrant's telephone number, including are code)

                                October 14, 2003

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on October 14, 2003 of the common stock, par value $0.00001 per share ("Common Stock") of Oban Mining Inc., a Nevada corporation ("Oban" or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1, promulgated thereunder. You are receiving this Information Statement in connection with the appointment of four new members of the Company's Board of Directors pursuant to an Agreement and Plan of Reorganization between the Company and Ikona Gear International, Inc., a Nevada corporation (the "Agreement" and "Ikona", respectively.

NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

WE  ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.


                                  INTRODUCTION

The Board of Directors of the Company, consisting of solely Richard Achron, and the Board of Directors of Ikona Gear International Inc., ("Ikona") have approved an Agreement and Plan of Reorganization (the "Agreement"), pursuant to which the Company will acquire not less than 80% of the issued and outstanding shares of common stock of Ikona in a share for share exchange with the Ikona shareholders. Upon consummation of the Agreement, Mr. Achron will appoint Mr. Laith Nosh, Mr. Dal Brynelsen, Mr. Barrie Freeke and Mr. Simon J. Anderson to the become new members of the Board of Directors, (the "New Directors"). Mr. Achron, who is currently the Company's President, Secretary and Treasurer, will resign his offices but will remain as a member of the Board of Directors. The New Directors will not begin their term, until the consummation of the Agreement which will occur after the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the holders of Common Stock of the Company ("Common Stock"). The appointment of the New Directors does not require the consent or approval of the Company's shareholders under Nevada law.

CHANGES  IN  CONTROL
--------------------

On October 14, 2003, Oban entered into an Agreement and Plan of Reorganization with Ikona Gear International, Inc., a Nevada corporation, which contemplates an exchange offering (the "Offering") by the Company to each of the shareholders of Ikona. Under the terms of the Agreement, the Company will issue 1.25 shares of common stock for every share of Ikona common stock tendered for exchange by the Ikona Shareholders. The Agreement will not be consummated unless Ikona shareholders owning not less than 80% of the total issued and outstanding shares of Ikona participate in the exchange. The Company will issue up to 16,000,000 shares of its common stock in exchange for all of the issued and outstanding shares of Ikona's common stock.

Concurrently with the Closing of the Agreement, Mr. Achron has agreed to voluntarily surrender to the Company for cancellation an aggregate of 14,500,000 shares of common stock (the "Share

Surrender"). Giving effect to the Share Surrender and the issuance of 16,000,000 shares of common stock to the Ikona shareholders, the Ikona shareholders will own, immediately following the Closing, approximately 71% of the Company's issued and outstanding shares.

The Agreement contemplates that the New Directors will begin their terms on or after the closing date of the Agreement which is anticipated to take place on or before October 31, 2003.


ADDITIONAL  INFORMATION

Please read this Information Statement carefully. It describes certain terms of the Agreement and Plan of Reorganization and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Agreement and Plan of Reorganization. Additional information about the transactions contemplated by the Agreement and Plan of Reorganization and the business of the Company will be contained in the Company's Current Report on Form 8-K, to be filed with the SEC. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers and directors for our fiscal years ended December 31, 2002 and 2001, and the interim period ended August 31, 2003. No other compensation was paid to any such officer or directors other than the cash compensation and the restricted stock award set forth below.

==================================================================================================

                                    SUMMARY COMPENSATION TABLE
==================================================================================================

                            Annual Compensation        Long-Term Compensation
                            -------------------------  ----------------------------------
                                                       Awards                    Pay-Outs
                                                       -----------------------   --------
                                              Other                 Securities   All
                                              Annual   Restricted   Under-                Other
Name and                                     Compen-   Stock        lying                 Compen-
Principal                   Salary   Bonus    sation   Award(s)     Options/     LTIP     sation
Position              Year    ($)     ($)      ($)         ($)      SARs (#)     Payouts    ($)
==================================================================================================
RICHARD               2003      -0-     -0-       -0-          -0-          -0-      -0-       -0-
A. ACHRON             2002      -0-     -0-       -0-          -0-          -0-      -0-       -0-
Director and          2001      -0-     -0-       -0-          -0-          -0-      -0-       -0-
President, Secretary
and Treasurer
==================================================================================================

STOCK OPTION GRANTS

The following table sets forth information with respect to options to purchase Common Stock granted to each of our directors and officers during our two most recent fiscal years ended December 31, 2002 and 2001, and the interim period ended August 31, 2003:

-------------------------------------------------------------------------------------------------
                            Common Shares  % of Total
                            under          Options/SARs  Exercise or Base
                            Options/SARs   Granted to    Price
                            Granted        Employees in  ($/Common Share)
Name                        #              Financial Year                   Expiration Date
-------------------------------------------------------------------------------------------------
RICHARD               2003  -0-            N/A           N/A                N/A
A. ACHRON             2002  -0-            N/A           N/A                N/A
Director and          2001  -0-            N/A           N/A                N/A
President, Secretary
and Treasurer
-------------------------------------------------------------------------------------------------

EXERCISES OF STOCK OPTIONS AND YEAR-END OPTION VALUES

The following is a summary of options to purchase Common Stock exercised by our officers, directors and employees during the financial year ended December 31, 2002 and 2001, and the interim period ended August 31, 2003:

-------------------------------------------------------------------------------------------------

                         AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
                   FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION/SAR VALUES

-------------------------------------------------------------------------------------------------

                                                                             Value of Unexercised
                      Common Shares                    Unexercised Options   in-the-Money
                      Acquired on     Aggregate        at Financial          Options/SARs at
                      Exercise        Value Realized   Year-End (#)          Financial Year-End
Name                  (#)             ($)              ($)

-------------------------------------------------------------------------------------------------
RICHARD               -0-             N/A              N/A                   N/A
A. ACHRON
Director and
President, Secretary
and Treasurer

-------------------------------------------------------------------------------------------------

OUTSTANDING STOCK OPTIONS

The Company has not granted any options to purchase Common Stock and does not have any outstanding options to purchase Common Stock. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

COMPENSATION OF DIRECTORS

The Company's directors do not receive cash compensation for their services as directors or members of committees of the Board of Directors.

                PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of September 30, 2003 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

============================================================================================

                         Name and address                  Number of Shares  Percentage of
Title of class           of beneficial owner               of Common Stock   Common Stock(1)

============================================================================================
Common Stock             Richard A. Achron                 15,000,000        71.4%
                         11960 Hammersmith Way, Suite 155
                         Richmond, BC V7A 5C9

Common Stock             Directors and Officers            15,000,000        71.4%
                         as a Group (1 Person)

============================================================================================


                                                                               5

(1) The Company's common stock was forward split on a basis of 3:1 in August 2003. The percentage is based on a total of 21,000,000 shares of our common stock issued and outstanding as of September 30, 2003.

============================================================================================


Except as otherwise noted, the Company believes that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that immediately after consummation of the Agreement and Plan of Reorganization, the New Directors will be appointed and Mr. Achron will resign as the President, Secretary and Treasurer of the Company. Mr. Achron will remain as a director of the Company.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company.

                    CURRENT EXECUTIVE OFFICERS AND DIRECTORS

--------------------------------------------------------------------------------
NAME                       AGE                  POSITION
--------------------------------------------------------------------------------
Richard A. Achron           60          Director, President, Secretary
                                        and Treasurer
--------------------------------------------------------------------------------


Richard A. Achron has been our president, secretary, treasurer, principal accounting officer and sole member of our board of directors since inception. Mr. Achron is a self-employed businessman with over 37 years experience in the retail/wholesale and manufacturing industry. Mr. Achron spent a number of years working for major Canadian corporations in sales, sales management and as a branch manager. These corporations included Philips Electronics, White-Westinghouse, Canadian Admiral Corporation and Sanyo Electronics. He is currently President and owner of a manufacturing business located in Vancouver, British Columbia that manufactures and distributes various industrial products for usage in the food industry including plastic strip curtains used to control climatic conditions for refrigeration used in major food chains.

                    PROPOSED EXECUTIVE OFFICERS AND DIRECTORS

--------------------------------------------------------------------------------
NAME                       AGE                  POSITION
--------------------------------------------------------------------------------
Laith Nosh                  56  Director, President and Chief Executive Officer
--------------------------------------------------------------------------------
Dal Brynelsen               56  Director, Executive Vice-President, Business
                                Development and Corporate Finance
--------------------------------------------------------------------------------
Barrie Freeke               58  Director and Vice-President, Engineering
--------------------------------------------------------------------------------


                                                                               6

--------------------------------------------------------------------------------
NAME                       AGE                  POSITION
--------------------------------------------------------------------------------
Simon J. Anderson           42  Director and Secretary
--------------------------------------------------------------------------------
Richard Achron              60  Director
--------------------------------------------------------------------------------
Raymond L. Polman           43  Chief Financial Officer
--------------------------------------------------------------------------------

Laith Nosh, 56 years, Director, President and Chief Executive Officer

Mr. Nosh received his degree from the University of Alberta in Mechanical Engineering and has over 30 years of experience in engineering, business management and marketing. He has developed and patented many consumer product devices for the construction industry. Mr. Nosh is Ikona's founder and has been instrumental in the development, refinement and patenting of the IKONA Gearing System over the last eight years. Mr. Nosh will oversee the Company's marketing, product development and production. Mr. Nosh also develops business opportunities and strategic alliances with other companies and organizations.

Dal Brynelsen, 56 years, Director, Executive Vice President, Business Development & Corporate Finance

Over the last two years, Mr. Brynelsen has worked for Ikona developing the business model, financing the Ikona business to date and being active with Laith Nosh in business development activities. Prior to joining Ikona, Mr. Brynelsen acted in a corporate finance consulting position with a Canadian national brokerage firm. Mr. Brynelsen has 25 years experience sourcing ongoing private and public financing for early stage companies.

Barrie  Freeke,  P.  Eng.,  58  years,  Director and Vice President, Engineering

Mr. Freeke is a professional mechanical engineer and a graduate of Bradford University in Mechanical Engineering (Honors) with over 25 years of experience in gear design. Mr. Freeke is a well-known gear designer and much of his work and development can be seen with companies including Timberland Ellicott, Swann Winches (marine winches), Canron, Western Bridge Div. Vanterm Container Cranes (cranes that have been used in Vancouver and San Francisco), and Locheed Petroleum (oilfield equipments). Prior to joining Ikona, Mr. Freeke held the positon of Chief Engineer with Lantec Industries Inc., a large manufacturer of gear drives and winches.

Simon  J.  Anderson,  42  years,  Director  and  Secretary

Mr. Anderson has been a Director and Secretary since August 2003. Mr. Anderson is also a 50% owner and Vice President of MCSI Consulting Services Inc., where he has been employed from September 1996 to present. From 1994 to September 1996 was a partner with BDO Dunwoody, an international accounting and consulting firm, where he specialized in mergers, acquisitions and valuations. From March 1999 to June 2000, he was a director of mv Video, a Vancouver-based postproduction facility. From August 1999 to March 2000 he was Treasurer of MC2 Learning Systems, Inc. He was also a director of Tradewind Communications, Ltd. from March 1997 to June 1999 and a director of Flexemessaging.com, Inc. from March 1999 to June 1999. Mr. Anderson is also Chief Financial Officer and a director since 1999 of XML-Global Technologies, Inc., a Vancouver-based technology company that publicly reports with the SEC and whose shares are quoted on the OTC Electronic Bulletin Board. Mr. Anderson received a Bachelor of Commerce in Accounting and Management Information Systems from the University of British Columbia in May 1983 and was admitted as a member of the Institute of Chartered Accountants in British Columbia in 1986. He has also been a member of the Canadian Institute of Charter Business Valuators since 1990.

Richard  A.  Achron,  60  years,  Director

Please  refer  to  Mr.  Achron's  biographical  information  set  forth  above.

Raymond  Polman,  43  years,  Chief  Financial  Officer

Mr. Polman, has been the Chief Financial Officer of Ikona since August 18, 2003. Mr. Polman has owned, operated and consulted to a diverse range of businesses in all stages of development. From 1985 to 1992, Mr. Polman articled and worked with Deloitte & Touche Chartered Accountants in the areas of audit, taxation, general consulting and computer assurance services. From 1992 until 1996, Mr. Polman was employed as Corporate Controller for Rescan Environmental Services Ltd. an environmental consultancy serving the global mining industry. From 1996 to 1999 Mr. Polman was President and CFO of Nexmedia Technologies Inc. an out-of-home internet advertising technologies company listed on the TSX-Venture exchange. From September 1999 to October 2000 Mr. Polman was a self-employed corporate finance consultant. Mr. Polman founded and is past President and CFO
(2002) of Nomadic Collaboration International, Inc. an OTC Bulletin Board listed company focusing on enterprise wireless applications. Since October 1999, Mr. Polman has been President of Oglenet Software Inc., and since November 2000 he has been President of Nomadic Entertainment Corp. Both Oglenet and Nomadic Entertainment are Vancouver, BC-based private firms specializing in corporate finance, strategic marketing, business development, strategic planning, business planning services and technology developmentMr. Polman's academic qualifications include a Bachelor of Sciences (Economics) degree from the University of Victoria, British Columbia (1985) and a designation as (Canadian) Chartered Accountant (1990).


                                   COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended December 31, 2002 and has not held any meetings in fiscal year 2003. The Board acted by unanimous written consent throughout these periods.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, we believe that during the fiscal year ended December 31, 2002 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, none of the Company's directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction, in which the amount involved exceeds $60,000, since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

The Company issued 5,000,000 shares of common stock to Mr. Richard A. Achron on incorporation and organization of the Company in 2000. The shares were valued at par value of $0.00001 each. The Company's common stock was forward split on the basis of 3:1 in August 2003 so that Mr. Achron currently holds 15,000,000. Pursuant to the Agreement and Plan of Reorganization, Mr. Achron will, on closing of the transactions contemplated in the Plan, return 14,500,000 shares of his common stock to the Company's treasury for cancellation.


                                LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  October 14, 2003               OBAN MINING INC.


                                       By: "Richard A. Achron"
                                           -------------------------------------
                                           Richard A. Achron
                                           Director and President